Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Voluntary Delisting from the NYSE Alternext

TORONTO, CANADA - October 10, 2008 - Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced that it has submitted written notice to the NYSE Alternext U.S., LLC (“NYX”) (formerly American Stock Exchange) of its intention to voluntarily delist its common shares from NYX.  The Company expects that the delisting will become effective on or about October 30, 2008. Lorus intends to file a Form 25 with the Securities Exchange Commission to complete the voluntary delisting of its common shares from the NYX, which will become effective 10 days after the filing date.

The Board of Directors decided to take this action after concluding that the disadvantages of maintaining its listing on the NYX outweigh the benefits to Lorus and its shareholders.  Among the factors considered were the ongoing costs and expenses, both direct and indirect, associated with having Lorus’ common shares listed on NYX; the ongoing corporate governance requirements of the NYX; and the limited trading volume and liquidity of Lorus’ stock on NYX.

The common shares of Lorus will continue to be listed and traded on the Toronto Stock Exchange, (the "TSX") which is the more significant trading market for the common shares. Lorus does not believe that its shareholders in the United States will be materially prejudiced by a voluntary delisting from NYX since its U.S. shareholders will continue to be able to trade the common shares through the facilities of the TSX.

As previously disclosed, on February 19, 2008, the Company received notice from the NYX indicating that the Company was not in compliance with the $6 million stockholder’s equity threshold required for continued listing under NYX Company Guide Section 1003(a)(iii).  The Company was afforded the opportunity to submit a plan of compliance to the NYX and on March 11, 2008 presented its plan to the NYX.  On April 30, 2008 NYX notified the Company that it accepted the Company’s plan of compliance and granted the Company an extension until August 13, 2009 to regain compliance with the continued listing standards.

Lorus has not made arrangements for its securities to be listed or quoted on any other U.S. stock exchange or quotation medium.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Such expressed or implied forward looking statements could include, among others: our ability to continue as a going concern, our ability to repay or refinance the convertible debentures by October 2009; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, 1-416-798-1200 ext. 372
ir@lorusthera.com